EXHIBIT 99.1

Source: Ruanyun Edai Technology Inc. June 24, 2026 09:00 ET

Ruanyun Edai Technology Launches International Education and Student Support Services Through First Announced Formind Global Agreement with City University Malaysia

Agreement advances previously announced City University Malaysia cooperation and marks first operating step through the Company’s Malaysia- based global headquarters platform

KUALA LUMPUR, Malaysia, June 24, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun,” “RYET” or the “Company”), an AI-driven education and technology company advancing its planned transformation into Formind Group, today announced that Formind Global Holdings Sdn. Bhd. (“Formind Global”), the Company’s Malaysia-based global headquarters platform, has entered into a student recruitment and support services agreement with City University Malaysia through its related operating entity, City Education Sdn. Bhd.

The agreement represents the first announced operating agreement entered into through Formind Global and marks the launch of the Company’s international education and student support services initiative. It also advances the Company’s previously announced cooperation with City University Malaysia, under which the parties agreed to explore cross-border education, talent development, student support and related international education opportunities.

Under the agreement, Formind Global will support City University Malaysia’s international student recruitment activities by promoting eligible education pathways, responding to student inquiries, providing program information and counselling support, assisting prospective students with application materials, coordinating admissions-related documentation and supporting recruitment reporting and follow-up. The agreement covers qualifying education programs across foundation, diploma, bachelor’s, master’s and doctorate levels.

Formind Global is eligible to receive fixed per-student commissions for qualifying students who are successfully recruited, accepted, enrolled and paid in accordance with the agreement. The Company expects this performance-based model to provide an initial commercial framework for Formind Global’s international education and student support services platform, while aligning compensation with actual student enrollment outcomes.

“Formind Global was established to give our planned Formind strategy an international operating base,” said Maggie Fu, Chief Executive Officer of Ruanyun. “This agreement with City University Malaysia is an important first step. It moves our Malaysia strategy from cooperation framework to operating execution and formally launches our international education and student support services initiative.”

Ms. Fu continued, “International education increasingly requires more than institutional relationships. Students need pathway guidance, admissions support, language readiness, mobility support and practical coordination across markets. Through Formind Global, we intend to build operating channels that connect students, institutions and education partners across selected international markets.”

The Company believes the agreement is strategically significant because it connects three elements of its recent transition: the previously announced City University Malaysia cooperation, the establishment of Formind Global in Malaysia, and the Company’s broader expansion into global education support services. The Company expects international education and student support services to complement its existing and emerging initiatives, including AI education technologies, HanLink, smart campus services, institutional education support and other Formind platform initiatives.

The agreement is commission-based and does not provide for guaranteed student numbers or minimum revenue. Any revenue contribution will depend on successful student recruitment, acceptance, enrollment, payment, applicable refund periods and other terms of the agreement.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven education and technology company focused on intelligent content recognition, automated assessment, next-generation learning systems and technology-enabled educational support services. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally.

Subject to shareholder approval and completion of applicable corporate and regulatory processes, the Company plans to transition to the Formind Group name as part of its broader global strategy.

Investor Relations and Corporate Communications

FSR Capital, a FSR Group Company

Email: ir@fsr.group

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding Formind Global, the Company’s planned transition toward the Formind Group identity, the role of the Company’s Malaysia-based global headquarters platform, the Company’s international education and student support services initiative, student recruitment, admissions support, potential commissions, future revenue contribution, international expansion, institutional partnerships and future operating initiatives. Forward-looking statements are based on current expectations, estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, risks relating to the Company’s ability to implement its planned Formind strategy; the timing and completion of shareholder approvals, regulatory processes and other corporate actions relating to the planned name transition; the ability of Formind Global to develop operating channels and commercial relationships; the non-exclusive and performance-based nature of the student recruitment agreement; the absence of guaranteed student enrollments, minimum revenue or minimum commissions; student acceptance, enrollment, payment and withdrawal or refund outcomes; admissions, visa, immigration, academic, regulatory and institutional approval processes; partner performance and cooperation; market demand for international education and student support services; currency, tax, compliance and operating risks in international markets; revenue recognition, consolidation and audit review; and the risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The agreement does not guarantee any student enrollment, minimum revenue or future financial contribution. The Company undertakes no obligation to update any forward-looking statements except as required by law.